

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 14, 2008

Clive Ng
Chairman and President
China Cablecom Holdings, Ltd.
17 State Street, Suite 1600
New York, NY 10004

> **Re: China Cablecom Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed March 3, 2008**
> **File No. 333-147038**
>
> **Jaguar Acquisition Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2008**
> **File No. 0-51546**

Dear Mr. Ng:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.

The Business Combination Proposal, page 41

Negotiation of the Merger Agreement, page 51

1.   We note your disclosure on page 53 of the three reasons the deal became more expensive between the letter of intent and the merger agreement. It is not clear why the lack of the acquisition of the second network would make the transaction more expensive for Jaguar. Rather, since Jaguar actually acquired significantly less than contemplated in terms of revenue and EBITDA, it seems that the consideration would be reduced. Please clarify your disclosure to explain Jaguar's board's decision to agree to the increased consideration in the merger agreement.

Risk Factors, page 12

2.   In light of the material differences between the 2007 projections and Binzhou Broadcasting's actual 2007 results, please revise the caption for the new risk factor appearing on page 16 to state that the projections <u>are</u>, rather than may be, unreliable.

Selected Summary Historical Financial Information, page 26

3.   On page 27, in the China Cablecom Historical Information Chart, it appears that you have inverted the financial information under the December 31, 2007 and December 31, 2006 columns. If so, please revise or advise.

Board Consideration and Approval of the Transaction, page 53

4.   We reissue comment 10 in our letter dated February 22, 2008. Since the discussion of Skillnet's role and analyses, as presented in your document, continues to suggest that the Skillnet report is "materially relating to the transaction" within the meaning of Item 4(b) of Form S-4, please revise to address all of the disclosure requirements set forth in Item 1015 of Regulation M-A. In particular, please provide an expanded summary of Skillnet's report in accordance with Item 1015(b)(6) of Regulation M-A, including <u>balanced</u> disclosure of its findings (such as the "Cons" identified in its report) and the bases for and methods of arriving at its findings. Further, please file the written materials as an exhibit to the Form S-4 since you continue to refer to them in your registration statement. In addition, file a consent from Skillnet as an exhibit to the Form S-4. Refer to Item 21(c) of Form S-4.

5. Enhance your disclosure of Jaguar's board's EBITDA multiple analysis on page 56 to detail the assumptions and inputs in the valuation of China Cablecom's 60% interest in Binzhou Broadcasting. Additionally, provide an updated valuation based on Binzhou Broadcasting's $2.1 million EBITDA for fiscal 2007.

6. Balance your discussion of value per subscriber comparisons on page 56 with discussion of revenue and EBITDA per subscriber so that investors can put into context the comparatively low valuation per subscriber Jaguar is paying. Also clarify that the $77 per subscriber Jaguar is paying does not take into consideration the value of any performance shares that may be issued following the transaction.

7. We note your references to 2007 projected revenue and EBITDA of Binzhou Broadcasting in the table on page 57. These projections are different from the projections you disclose on page 78. Since you have previously represented that Jaguar's board only received one material set of projections, please explain to us what the projections on page 57 represent. If Jaguar's board did consider more than one set of projections for Binzhou Broadcasting, fully disclose those projections and the assumptions underlying them.

Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board, page 62

8. Clearly state here that the board did not consider the value of the performance shares as part of its evaluation of the merger consideration. Refer to prior comment 13.

9. In your discussion of reliance on the Navigant opinion, please specifically state that Navigant relied on 2007 projections that were materially different than actual 2007 results for Binzhou Broadcasting. State that actual 2007 revenue was __% below the projection and EBITA was __% below the projection. Also state that if actual 2007 results had been used in Navigant's analyses, at least with respect to its comparable company and transaction analyses, implied enterprise value of Binzhou Broadcast would be significantly less than depicted on pages 72, 74 and 76. Expand your risk factor on page 16 to include this quantitative disclosure.

Satisfaction of the 80% Test, page 65

10. Since your IPO prospectus states that the target business must have a fair market value of 80% of Jaguar's net assets at the time of acquisition, please clarify that the valuations the Jaguar board relied on were based on projections t have proved to be materially inaccurate rather than the most recent actual results. Include a clear statement, if true, that the board has not considered actual 2007 results in making its assessment.

11.   We note that the consideration considered fair by Navigant was $26.57 million rather than the $30.85 million you cite in the last paragraph of this section. Please revise to be consistent. Additionally, briefly explain why Jaguar's board believes that fairness of the consideration "could be viewed as further reflective of the fair market value."

Fairness Opinion, page 67

12.   We note your changes and response to comment 15 in our letter dated February 22, 2008. Please further revise the explanatory footnotes on pages 72, 74 and 76 to acknowledge and explain the distortions created by the use of the annuity pricing model for the technical services agreement.

13.   Please further revise the paragraph on page 77 to state that the total consideration of $26.571 million was based on debt assumption valued at $ _____ and equity consideration valued at $_____.

China Cablecom's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 124

Revenue and product offering trends affecting Binzhou Broadcasting, page 127

14.   We note your disclosure on page 58 that, in addition to collection difficulties, 2007 results were negatively impacted by less than expected transitions to digital services. Please address the nature of the difficulties that caused this and whether they are expected to have an impact on the planned deployment of digital cable to 120,000 households in 2008. In your risk factor on page 13 related to digitalization, please note the slower than expected transition in 2007.

Liquidity and Capital Resources, page 136

15.   We note your revised disclosure on page 137. Please include a risk factor related to the likely need for China Cablecom to obtain additional financing due to the fact that obligations due within one year of closing will exceed available cash balances upon closing by between $3.6 and $8.9 million.

Part II

Item 21. Exhibits and Financial Statement Schedules

16.   As stated in comment 23 in our letter dated February 22, 2008, assumption 3.6 in exhibit 5.1 is inappropriate. Additionally, counsel must opine that the warrants, units and purchase option unit are legal and binding obligations of the company under contract law governing those obligations. Since China Cablecom Holdings is assuming those obligations pursuant to the merger agreement, which is

governed by Delaware law, and the obligations themselves appear to be governed by New York law, you must provide an opinion of counsel under the laws of these states with respect to the warrants, units and purchase option unit. Please re-file exhibit 5.1 as appropriate.

17. Please file as exhibits all instruments defining the rights of the holders of all securities being registered, including forms of securities themselves and all agreements governing the rights of those security holders that are being assumed by China Cablecom Holdings in the redomestication merger. Refer to Regulation S-K Item 601(b)(4).

*   *   *

As appropriate, please amend China Cablecom Holdings' and Jaguar Acquisition Corporation's filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile: (212) 504-3013